02037767

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E. 5-1-02

For the month of May, 2002

INTIER AUTOMOTIVE INC.
(Exact name of Registrant as specified in its Charter)

521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F XX Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

INTIER AUTOMOTIVE INC. (Registrant)

By: *[signature]*
Bruce R. Cluney
Secretary

Date: May 27, 2002

6KFiling14-Intier1Q2002.wpd

EXHIBITS

Exhibit 1	The First Quarter Report of the Registrant, including its unaudited comparative consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal quarter ended March 31, 2002.

INTIER Automotive

FIRST QUARTER REPORT
March 31, 2002

Dear Shareholders:

We are pleased to present our results for the first quarter of 2002. The following is a summary of the financial highlights for the quarter:

- Sales increased 7% to $879 million compared to $822 million for the first quarter of the previous year.
- Compared to the first quarter of the previous year, North American light vehicle production volumes increased 5% to 4.1 million units and Western European light vehicle production volumes declined 4% to 4.3 million units.
- Content per vehicle for the quarter increased 4% and 25% in North America and Western Europe to $128 and $64, respectively compared to the same quarter a year ago.
- Operating income for the quarter increased 22% to $28.5 million from $23.3 million in the first quarter of 2001.
- Net income for the quarter was $13.0 million versus $6.8 million a year ago.
- Diluted earnings per share for the quarter increased to $0.25 from pro forma diluted earnings per share of $0.17 for the first quarter of 2001.
- The Company's Board of Directors declared a dividend of $0.05 per share on the Class A Subordinate Voting and Class B Shares and a dividend of $2,812,500 on the Convertible Series 1 and 2 Preferred Shares in respect of the first quarter of 2002.

The Company continued to increase its order backlog with the award of significant new programs. Programs awarded during the quarter included $55 million of new window regulator business on various Ford platforms that are expected to commence production in the third quarter of 2002 and the complete interiors supplier integrator for the General Motors' full-size line of sport utility vehicles. This program is expected to commence production in 2005 and add estimated annualized manufacturing revenues of approximately $400 million to $500 million. Furthermore, subsequent to the quarter end, General Motors awarded Intier a General Motors' Supplier of the Year Award for superior performance as an interior supplier and integrator and also named Intier as the interior integrator for their next generation small car platform expected to commence production in late 2004.

With its financial strength and technical expertise, Intier is well positioned to capitalize on industry trends and continue to grow its average content per vehicle in the future.

Additional financial and operating highlights are outlined in the attached Management's Discussion and Analysis of the Results of Operations and Financial Condition for the three month period ended March 31, 2002.

Donald J. Walker	Michael E. McCarthy
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

This quarterly report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate:, "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to, industry, cyclicality, trade and labour disruptions, pricing concessions and cost absorptions, product warranty, recall and product liability costs, dependence on certain vehicles and major OEM customers, currency exposure, failure in implementing Company strategy, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. Persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this quarterly report to reflect subsequent information, events or circumstances or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") for the three month period ended March 31, 2002 should be read in conjunction with the Company's audited Consolidated Financial Statements and MD&A for the year ended December 31, 2001, each included in the 2001 Annual Report, and the accompanying unaudited interim Consolidated Financial Statements for the three month period ended March 31, 2002. All amounts in this MD&A are in U.S. dollars unless otherwise noted.

OVERVIEW

Intier Automotive Inc. (the Company) is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world.

The Company's operations consist of two business segments, Interiors and Closures, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers and which are further segregated between North America and Europe, the principal geographic regions in which the Company operates. This additional geographic segmentation reflects the different business conditions faced by the Company's North American and European Interiors and Closures businesses as a result of a number of factors which impact such geographic regions differently, including the extent of OEM outsourcing and the nature of products outsourced, currency risk, differences in OEM customer and product mix and the different levels of vehicle production volumes in North America as compared to Europe. In particular, North American and Western European vehicle production volumes are impacted by the general economic conditions, interest and inflation rate levels, fuel prices, legislative regime and governmental policies and labour and trade relations within each geographic region. For the three month period ended March 31, 2002, our Interiors segment accounted for approximately 78% and 84% of the Company's consolidated sales and operating income, with the Company's Closures segment accounting for 22% and 24%, respectively. Corporate costs reduced the Company's consolidated operating income in the first quarter of 2002 by approximately 8%.

Historically, the Company's average content per vehicle was based on vehicle production volumes that included heavy trucks. In order to be consistent with other Tier 1 suppliers to which the Company is compared, the Company has restated vehicle production volumes and excluded heavy truck production from its average content per vehicle. For the first quarter of 2002, North American vehicle production was 4.1 million units, representing a 5% increase from the first quarter of 2001. Western European vehicle production of 4.3 million units during the first quarter of 2002 was 4% lower than production levels in the first quarter of 2001.

During the first quarter of 2002, the Company continued the implementation of its strategic initiatives in growing its business and improving its operating and financial performance in the future. The following are some of the highlights for the first quarter:

- Operating improvements as a result of cost reduction, quality improvement, divisional rationalization and other initiatives taken by the Company at five of the Company's previously identified under-performing divisions;
- Increased product content due to a number of new vehicles that launched in the second half of 2001, including the overhead system, seat tracks and window regulators for the Dodge Ram pickup, the instrument panel, door panels, overhead system and other interior trim for the Cadillac CTS and the complete seats and overhead system for the Saturn VUE in North America and the complete interior, excluding the overhead system and instrument panel, for the DaimlerChrysler Vaneo, the complete seats for the Opel Vivaro/Renault Traffic and the cockpit module, door panels and interior components for the BMW MINI in Europe; and
- Increased product content due to a number of new vehicles that launched in the first quarter of 2002, including the door cassette modules for the Ford Expedition/Lincoln Navigator in North America and the instrument panel for the Opel Vectra and the door cassette modules for the Ford Fiesta/Ka in Europe.

2002 OUTLOOK

For the full year, the Company expects North American vehicle production volumes to increase by approximately 3% to 16.0 million units. Western European vehicle production volumes are expected to decline by approximately 2% to 16.2 million units. Based on these volume estimates, product mix assumptions, foreign exchange rates, increased average content per vehicle in North America and Western Europe and expected tooling and engineering sales, the Company expects its sales for 2002 to be in the $3.5 billion to $3.6 billion range.

The Company expects its sales for the second quarter of 2002 to range from approximately $900 million to $950 million, compared to second quarter 2001 sales of $851 million.

RESULTS OF OPERATIONS

Three Month Periods Ended March 31, 2002 and 2001

The Company's results are directly affected by the levels of North American and Western European car and light truck production and the product mix of such production. Any significant changes in the anticipated production volume of the Company's products (particularly those products supplied for the DaimlerChrysler minivan) could have a significant effect on profitability. The Company's results are also directly impacted by its ability to obtain new production contracts. Current factors impacting the automotive industry and the Company's ability to obtain new production contracts from automobile manufacturers include the need for suppliers to manufacture and supply more complex interior and closure systems, maintain the financial strength necessary to expand, support and supply automobile manufacturers, provide increased engineering, finance customer-owned tooling, effectively manage complete programs, and have full service supplier capabilities, in each case on a global basis.

The extremely competitive environment in the automotive industry has also caused automobile manufacturers to increase pressure on suppliers for price concessions. Although there can be no certainty regarding the Company's ability to respond to future competitive pressures, the Company has in the past substantially offset its pricing concessions to its customers through price reductions from its suppliers, improved operating efficiencies and engineering cost reductions. The Company believes that its current cost reduction programs will enable it to remain competitive.

	Three month periods ended March 31,		
	2002	2001	Change
1 Canadian dollar equals U.S. dollars	0.6273	0.6539	-4.1%
1 euro equals U.S. dollars	0.8771	0.9212	-4.8%
1 British pound equals U.S. dollars	1.4267	1.4572	-2.1%

The Company's results are also directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The table above reflects the average foreign exchange rates between the most common currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. Significant changes in the above foreign exchange rates impact the reported U.S. dollar amounts of the Company's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Sales (in millions, except average content per vehicle)

	Three month periods ended March 31, 2002		Three month periods ended March 31, 2001	
Vehicle production volumes				
North America		4.1		3.9
Europe		4.3		4.5
Average content per vehicle				
North America	$	128	$	123
Europe		64		51
Production sales – North America				
Interior Systems	$	375.2	$	330.5
Closure Systems		146.1		150.2
		521.3		480.7
Production sales - Europe				
Interior Systems		244.7		195.4
Closure Systems		30.6		34.3
		275.3		229.7
Tooling and engineering sales		82.3		111.4
Total sales	$	878.9	$	821.8

Production Sales – North America:

North American production sales increased 8% to $521.3 million for the first quarter of 2002 compared to $480.7 million for the first quarter of 2001. This growth was primarily the result of a 4% increase in average content per vehicle from $123 to $128 and a 5% increase in North American vehicle production volumes from the first quarter of 2001. This was partially offset by the weakening of the Canadian dollar relative to the U.S. dollar which negatively impacted reported North American production sales in the first quarter of 2002.

Interior Systems: North American production sales for the Interiors business increased 13% to $375.2 million for the first quarter of 2002 compared to $330.5 million for the first quarter of 2001. This growth was primarily the result of an increase in average content per vehicle which was positively impacted by new product launches in the second half of 2001 including, the overhead system and seat tracks for the Dodge Ram Pickup, the complete seats and overhead system for the Saturn VUE and the instrument panel and the door panels, overhead system and other interior trim for the Cadillac CTS. The production sales increase was offset by a reduction in vehicle production volumes for the complete seats for the DaimlerChrysler minivan and the weakening of the Canadian dollar relative to the U.S. dollar which negatively impacted production sales for the first quarter of 2002.

Closure Systems: North American production sales for the Closures business decreased 3% to $146.1 million for the first quarter of 2002 from $150.2 million for the first quarter of 2001. This decline was primarily the result of a decrease in vehicle production volumes for the power sliding doors and power liftgates for the DaimlerChrysler minivan and the weakening of the Canadian dollar relative to the U.S. dollar which negatively impacted production sales for the quarter. This was partially offset by an increase in average content per vehicle which was due to the new product launch of the door cassette modules for the Ford Expedition/Lincoln Navigator in the first quarter of 2002 and product launches in the second half of 2001 including window regulators supplied for the Dodge Ram Pickup and latches and window regulators supplied for the GM Envoy/Trail Blazer.

Production Sales – Europe:

European production sales increased 20% to $275.3 million for the first quarter of 2002 compared to $229.7 million for the first quarter of 2001. This growth was attributable to a 25% increase in average content per vehicle from $51 to $64 for first quarter of 2002. The production sales increase was partially offset by the weakening of the euro and the British pound relative to the U.S. dollar and by a 4% decrease in Western European vehicle production volumes from the first quarter of 2001.

Interior Systems: European production sales for the Interiors business increased 25% to $244.7 million for the first quarter of 2002 compared to $195.4 million for the first quarter of 2001. This growth was primarily attributable to increased average content per vehicle as a result of launches in the second half of 2001 including the production of the cockpit module, door panels and interior components for the BMW MINI, the complete interior, excluding the overhead system and instrument panel for the DaimlerChrysler Vaneo and the complete seats for the Opel Vivaro/Renault Traffic and the launch of the instrument panel for the Opel Vectra in the first quarter of 2002. The production sales increase was partially offset by the weakening of the euro and the British pound relative to the U.S. dollar and by a decrease in Western European vehicle production volumes from the first quarter of 2001.

Closure Systems: European production sales for the Closures business decreased 11% to $30.6 million for the first quarter of 2002 from $34.3 million for the first quarter of 2001. This decrease was attributable to a 4% decline in Western European vehicle production volumes from the first quarter of 2001 and the weakening of the euro relative to the U.S. dollar. The decrease in production sales was partially offset by the increase in average content per vehicle as a result of the launch of the door cassette modules for the Ford Fiesta/Ka during the first quarter of 2002.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the first quarter of 2002 declined 26% to $82.3 million from $111.4 million for the first quarter of 2001. Tooling and engineering sales for the first quarter of 2001 included approximately $38 million of tooling sales for the current DaimlerChrysler minivan programs. Excluding the impact of these sales for the DaimlerChrysler minivan, tooling and engineering sales increased by $9.6 million to $57.9 million in North America and remained relatively unchanged in Europe at $24.4 million for the first quarter of 2002 compared to $25.1 million for the first quarter of 2001.

Gross Margin

	Three month periods ended March 31,	
	2002	2001
Gross margin	$ 107.5	$ 96.6
Gross margin as a percentage of total sales	12.2%	11.8%

Gross margin was positively impacted in the first quarter of 2002 by the Company's higher average content per vehicle and additional sales on new programs launched during the second half of 2001 and during the first quarter of 2002 and by operational improvements at previously identified under-performing divisions. This was offset by lower Western European vehicle production volumes, lower production volumes for the DaimlerChrysler minivan, higher than expected launch costs related to certain new programs being launched at divisions in Europe and the weakening of the Canadian dollar, euro and British pound relative to the U.S. dollar in the first quarter of 2002 compared to the first quarter of 2001. Gross margin as a percentage of total sales was 12.2% for the first quarter of 2002 compared to 11.8% for the first quarter of 2001.

Operating Income

	Three month periods ended March 31,	
	2002	2001
Gross margin	$ 107.5	$ 96.6
Less:		
Depreciation and amortization	20.7	22.1
Selling, general and administrative	44.8	38.7
Affiliation fees and other charges	13.5	12.5
Operating income	$ 28.5	$ 23.3
Depreciation and amortization as a percentage of total sales	2.4%	2.7%
Selling, general and administrative expenses as a percentage of total sales	5.1%	4.7%

Depreciation and amortization: Depreciation and amortization expense decreased by $1.4 million to $20.7 million for the first quarter of 2002 from $22.1 million for the first quarter of 2001. The decrease is attributed to the Company adopting the new accounting recommendations under the Canadian Institute of Chartered Accountants' Handbook Section 3062, "Goodwill and Other Intangible Assets" (CICA 3062) – See "New Accounting Pronouncements". With the adoption of the new recommendations, effective January 1, 2002, the Company has ceased recording amortization of existing goodwill. The impact of applying the new recommendations for the first quarter of 2002 was a decrease of $2.0 million in amortization that would have previously been recorded as goodwill amortization under the old recommendations. In addition, the strengthening of the U.S. dollar relative to the Canadian dollar, euro and British pound had the effect of reducing U.S. dollar reported depreciation and amortization expense in the first quarter of 2002 compared to the first quarter of 2001. This was partially offset by additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new production programs and facilities.

Selling, general and administrative: Selling, general and administrative ("SG&A") costs increased by $6.1 million to $44.8 million for the first quarter of 2002 from $38.7 million for the first quarter of 2001. As a percentage of total sales, SG&A increased from 4.7% to 5.1%. The increase in SG&A costs reflects the incremental costs associated with the Company's corporate office including the compensation of the Company's corporate officers and the additional SG&A costs associated with the increase in production sales. This increase was partially offset by continuing efficiencies at previously identified under-performing divisions and the strengthening of the U.S. dollar relative to the Canadian dollar, euro and British pound, which had the effect of reducing U.S. dollar reported SG&A expense in the first quarter of 2002 compared to the first quarter of 2001. The Company has an agreement with Magna to provide certain management and administrative services to the Company. Previously, the costs of such services were included in Affiliation fees and other charges. Commencing January 1, 2002, the Company began reporting amounts paid to Magna for management and administrative services in SG&A. Affiliation fees and social commitment contributions continue to be shown separately in the consolidated statements of income under Affiliation fees and other charges. All comparative period amounts have been reclassified to conform with the current period presentation. The cost of management and administrative services provided to Magna and included in SG&A totalled $1.1 million and $1.7 million for the first quarter of 2002 and 2001 respectively. The impact of this reclassification also partially offsets the increase in SG&A costs described above.

Affiliation fees and other charges: The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its corporate constitution pursuant to social commitment agreements with Magna. These fees and social commitment contributions are based on the Company's sales and pretax profits. The fees and contributions to Magna expensed during the first quarter of 2002 were $13.5 million, reflecting an increase of $1.0 million compared to the $12.5 million expensed in the first quarter of 2001. The increase in fees are reflective of the increase in sales and pretax profits in the first quarter of 2002 compared to the first quarter of 2001.

Operating Income (Loss)

	Three month periods ended March 31, 2002	2001
North America		
Interior Systems	$ 23.5	$ 15.3
Closure Systems	10.9	10.6
Europe		
Interior Systems	0.5	(2.0)
Closure Systems	(4.0)	(0.4)
Corporate	(2.4)	(0.2)
Operating Income	$ 28.5	$ 23.3

Operating Income - North America:

Interior Systems: Operating income for the North American Interiors business increased by $8.2 million to $23.5 million for the first quarter of 2002 from $15.3 million for the first quarter of 2001. The positive impact related to increased sales from higher vehicle production volumes, operating improvements at previously identified under-performing divisions, higher sales on new programs launched in the second half of 2001 and the first quarter of 2002 and the ceasing of goodwill amortization as a result of CICA 3062 – see "Depreciation and Amortization". This increase was offset by lower vehicle production volumes on the DaimlerChrysler minivan in the first quarter of 2002 compared to the first quarter of 2001 and by the strengthening of the U.S. dollar relative to the Canadian dollar, which had the effect of reducing U.S. dollar reported operating income.

Closure Systems: Operating income for the North American Closures business increased by $0.3 million to $10.9 million for the first quarter of 2002 from $10.6 million for the first quarter of 2001. The positive impact related to the Company's increased content on new programs launched during the first quarter of 2002 and in the second half of 2001. This increase was offset by lower vehicle production volumes on the DaimlerChrysler minivan, increased corporate office costs which were not included in the first quarter of 2001, costs associated with vehicle launches in the first quarter of 2002 and the strengthening of the U.S. dollar relative to the Canadian dollar, which had the effect of reducing U.S. dollar reported operating income.

Operating Loss - Europe:

Interior Systems: Operating income for the European Interiors business increased by $2.5 million from an operating loss of $2.0 million for the first quarter of 2001 to operating income of $0.5 million for the first quarter of 2002. The increase in European operating income was due to the start of production of a number of new contracts in the second half of 2001, including the cockpit module, door panels and interior components for the BMW MINI, continuing operating efficiencies at specific under-performing divisions and the ceasing of goodwill amortization as a result of CICA 3062 – see "Depreciation and Amortization". This was offset by higher than expected launch costs related to certain new programs and the strengthening of the U.S. dollar relative to the euro and British pound, which had the effect of reducing U.S. dollar reported operating income.

Closure Systems: Operating loss for the European Closures business increased by $3.6 million from an operating loss of $0.4 million in the first quarter of 2001 to an operating loss of $4.0 million in the first quarter of 2002. The increased operating loss was due primarily to higher than expected launch costs related to certain new programs being launched in one division and lower sales on products supplied to one specific customer's platforms. This was partially offset by the ceasing of goodwill amortization as a result of CICA 3062 (See "Depreciation and Amortization") and the strengthening of the U.S. dollar relative to the euro which had the effect of reducing U.S. dollar reported operating loss.

Operating Loss - Corporate: The first quarter of 2002 includes the compensation of the Company's corporate officers and other incremental corporate office costs which were not included in the first quarter of 2001.

Other Items

	Three month periods ended March 31,	
	2002	2001
Operating income	$ 28.5	$ 23.3
Interest expense, net	0.3	7.6
Amortization of discount on Convertible Series Preferred Shares	2.8	-
Equity (income) loss	(0.1)	0.4
Income before income taxes and minority interest	25.5	15.3
Income taxes	12.6	8.6
Minority interest	(0.1)	(0.1)
Net income	$ 13.0	$ 6.8
Financing charge on Convertible Series Preferred Shares	0.5	-
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 12.5	$ 6.8

Interest expense, net: The Company's interest expense, net of interest income, decreased by $7.3 million to $0.3 million for the first quarter of 2002 from $7.6 million for the first quarter of 2001. The decrease was a result of a lower average net debt position during first quarter of 2002 compared to first quarter of 2001.

Amortization of discount on Convertible Series Preferred Shares: As part of the Reorganization of the Company in August 2001, (see "Earnings Per Share"), $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $2.8 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during the first quarter of 2002.

Income taxes: Income tax expense increased by $4.0 million to $12.6 million for the first quarter of 2002 from $8.6 million for the first quarter of 2001. The effective tax rate decreased to 49% for the first quarter of 2002 compared to 56% for the first quarter of 2001. The decrease in the effective tax rate is due to lower foreign tax losses not benefited offset by the impact of the amortization of discount on the Convertible Series Preferred Shares, which is not deductible for tax purposes. Tax losses not benefited during the first quarter of 2002 were approximately $4.4 million as compared to $7.9 million during the first quarter of 2001. Absent the impact of the tax losses not benefited and the impact of amortization of the discount on the Convertible Series Preferred Shares, the effective tax rate was 38% for the first quarter of 2002 compared to 37% for the first quarter of 2001.

Net income: Net income for the first quarter of 2002 was $13.0 million as compared to $6.8 million for the first quarter of 2001. The increase was attributable to the increased gross margin related to the higher average content per vehicle, increased North American vehicle production volumes, decreased amortization expense as a result of adopting new accounting recommendations for goodwill under CICA 3062, operating improvements at previously identified under-performing divisions, and reduced interest expense. This was partially offset by lower vehicle production volumes in Western Europe, higher than expected launch costs on new programs in a European Closures division, the amortization of discount on the Convertible Series Preferred Shares, Corporate office costs, higher affiliation fees and other charges and higher income tax expense for the first quarter of 2002 compared to the first quarter of 2001.

Financing Charge: The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $0.5 million for the first quarter of 2002. The increase reflects the Series 1 and 2 Convertible Preferred Shares issued in August, 2001 to Magna as part of the recapitalization of the Company.

Earnings Per Share

	Three month period ended March 31, 2002	Pro forma three month period ended March 31, 2001
Earnings per Class A Subordinate Voting or Class B Share (US $)		
Basic	$ 0.26	$ 0.17
Diluted	$ 0.25	$ 0.17
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)		
Basic	48.2	42.8
Diluted	63.6	42.8

Diluted earnings per Class A Subordinate Voting or Class B Share for the first quarter of 2002 was $0.25.

The new capital structure, as a result of a reorganization completed by the Company prior to its initial public offering (the "Reorganization"), was established at the beginning of August, 2001. The Reorganization of the Company resulted in significant changes to the Company's capital structure and affiliation agreements with Magna. Therefore, historical earnings per share figures have not been presented as these measures are not meaningful. Comparable pro forma earnings per share measures, which give effect to the changes in the Company's capital structure and other items, are provided in note 9 to the accompanying unaudited interim Consolidated Financial Statements. Pro forma diluted earnings per Class A Subordinate Voting or Class B Share was $0.17 for the first quarter of 2001. The increase in diluted earnings per Class A Subordinate Voting or Class B Share compared to pro forma diluted earnings per Class A Subordinate Voting or Class B Share is a result of higher net income for the first quarter of 2002 as compared to pro forma net income for the first quarter of 2001.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Three Month Periods Ended March 31, 2002 and 2001

Cash from Operating Activities

	Three month periods ended March 31,	
	2002	2001
Net income	$ 13.0	$ 6.8
Items not involving current cash flows	28.8	20.4
	41.8	27.2
Change in non-cash working capital	2.5	75.5
	$ 44.3	$ 102.7

During the first quarter of 2002, cash from operations before changes in working capital increased by $14.6 million to $41.8 million from $27.2 million for the first quarter of 2001. The increase was primarily a result of an increase in net income of $6.2 million and an increase in non-cash items of $8.4 million representing higher future tax expense and other non-cash charges. The $2.5 million of cash generated from working capital during the first quarter of 2002 is the result of a $41.0 million increase in accounts payable and accrued liabilities and a $0.8 million decrease in prepaid expenses and other, offset by increases of $25.1 million and $14.2 million in accounts receivable and inventories, respectively. The increase in accounts payable and accounts receivable are primarily due to the new vehicle launches in the second half of 2001 and in the first quarter of 2002. The $75.5 million of cash generated from working capital in first quarter of 2001 was primarily due to a decrease of $46.1 million in tooling inventory.

Investment Activities

	Three month periods ended March 31,	
	2002	2001
Fixed assets, investments and other asset additions	$ (24.8)	$ (23.4)
Proceeds from disposals	1.7	0.5
	$ (23.1)	$ (22.9)

Cash used for investment activities during the first quarter of 2002 was relatively unchanged at $23.1 million compared to $22.9 million during the first quarter of 2001. Cash used for fixed and other asset spending was $24.8 million and $23.4 million for the first quarter of 2002 and 2001, respectively. This use of funds was partially offset by cash received from normal course fixed and other asset dispositions of $1.7 million and $0.5 million during the first quarter of 2002 and 2001, respectively.

Financing Activities

	Three month periods ended March 31,	
	2002	2001
Decrease in bank indebtedness	$ (8.4)	$ (6.2)
Issues (repayments) of long-term debt	1.0	(5.2)
Net contribution by Magna	-	19.3
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	-
Dividends on Convertible Series Preferred Shares	(2.8)	-
	$ (12.6)	$ 7.9

Cash used in financing activities was $12.6 million for the first quarter of 2002 compared to $7.9 million of cash generated from financing activities for the first quarter of 2001. Cash used in financing activities for the first quarter of 2002 included net repayments of debt (including long-term debt and bank indebtedness) of $7.4 million. Cash from financing activities for the first quarter of 2001 included net repayments of debt of $11.4 million offset by net contributions by Magna of $19.3 million. Dividends paid during the first quarter of 2002 were $0.05 per Class A Subordinate Voting and Class B Share, totalling $2.4 million and $2.8 million on the Convertible Series Preferred Shares. These payments relate to dividends declared in respect of the fourth quarter of 2001.

Unused and Available Financing Resources

Cash on hand decreased to $85.1 million at March 31, 2002 compared to $137.6 million at March 31, 2001. At March 31, 2002, the Company had operating lines of credit amounting to $53.3 million and term lines of credit amounting to $423.1 million. The Company had unused and available operating lines of credit and term lines of credit of $46.9 million and $350.9 million at March 31, 2002.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling, the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

A number of Magna affiliated company's are sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub-limits. The Company's sub-limit is $100 million. As at March 31, 2002, $14.2 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's March 31, 2002 consolidated balance sheet.

During the first quarter of 2002, the Company entered into an operating lease for vehicle production parts tooling. Payments on this lease commitment totalling approximately $13 million will be paid over the next 4 years.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. In 2002, the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start during the remainder of 2002 through to 2004.

Capital and investment spending for existing businesses and projects is expected to range between $125 million and $150 million for 2002. The majority of capital spending in 2002 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of 2002 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes could adversely impact cash provided from operating activities in 2002. Cash provided from operating activities totalled $44.3 million for the first quarter of 2002 and $102.7 million for the first quarter of 2001.

NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062, "Goodwill and other Intangible Assets". CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life. In all cases, the standard must be adopted at the beginning of the fiscal year. Effective January 1, 2002, the Company adopted these new recommendations and as a result the Company ceased to record amortization of existing goodwill in the first quarter of 2002. The amortization relating to goodwill charged to net income in the first quarter of 2001 was $1.6 million. The Company is currently reviewing the new CICA pronouncement and evaluating the specific goodwill attributable to reporting units and evaluating that goodwill for impairment. The Company expects to complete the initial assessment of the impairment test for goodwill by June 30, 2002. If the initial assessment indicates potential impairment, a final assessment of goodwill impairment must be completed by December 31, 2002 and any writedown would be charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings.

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" (CICA 3870). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the first quarter of 2002.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	As at March 31, 2002 (unaudited)	As at December 31, 2001 (audited)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 85.1	$ 77.1
Accounts receivable	596.9	574.3
Inventories	254.1	240.9
Prepaid expenses and other	22.7	23.6
	958.8	915.9
Fixed assets, net	425.7	424.0
Goodwill, net (notes 2 and 6)	131.6	132.5
Future tax assets	93.8	96.0
Other assets	10.2	11.0
	$ 1,620.1	$ 1,579.4
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 37.5	$ 46.0
Accounts payable	547.4	527.6
Accrued salaries and wages	58.8	53.7
Other accrued liabilities	64.8	49.6
Income taxes payable	0.2	1.8
Long-term debt due within one year	6.7	6.8
	715.4	685.5
Long-term debt	31.4	30.6
Other long-term liabilities	22.7	22.1
Convertible Series Preferred Shares (note 5)	197.4	194.6
Future tax liabilities	37.4	35.0
Minority interest	1.5	1.7
Shareholders' equity:		
Convertible Series Preferred Shares (note 5)	29.1	31.4
Class A Subordinate Voting Shares (note 5)	71.7	71.7
Class B Shares (note 5)	495.8	495.8
Retained earnings	26.0	15.9
Currency translation adjustment	(8.3)	(4.9)
	614.3	609.9
	$ 1,620.1	$ 1,579.4

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME, RETAINED EARNINGS AND MAGNA'S NET INVESTMENT

(U.S. dollars in millions, except per share figures and number of shares)

	Three month period ended March 31, 2002	Three month period ended March 31, 2001
	(unaudited)	(unaudited)
Sales	$ 878.9	$ 821.8
Cost of goods sold	771.4	725.2
Depreciation and amortization (notes 2 and 6)	20.7	22.1
Selling, general and administrative (note 11)	44.8	38.7
Affiliation fees and other charges (note 11)	13.5	12.5
Operating income	28.5	23.3
Interest expense, net	0.3	7.6
Amortization of discount on Convertible Series Preferred Shares	2.8	-
Equity (income) loss	(0.1)	0.4
Income before income taxes and minority interest	25.5	15.3
Income taxes	12.6	8.6
Minority interest	(0.1)	(0.1)
Net income	$ 13.0	$ 6.8
Financing charge on Convertible Series Preferred Shares	0.5	-
Net income attributable to Class A Subordinate Voting and Class B Shares	12.5	6.8
Retained earnings and Magna's net investment, beginning of period	15.9	850.2
Net contribution by Magna	-	0.2
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	-
Change in currency translation adjustment	-	(12.3)
Retained earnings and Magna's net investment, end of period	$ 26.0	$ 844.9
Earnings per Class A Subordinate Voting or Class B Share (note 8)		
Basic	$ 0.26	-
Diluted	$ 0.25	-
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 8)		
Basic	48.2	-
Diluted	63.6	-
Pro forma earnings per Class A Subordinate Voting or Class B Share (note 9)		
Basic	-	$ 0.17
Diluted	-	$ 0.17
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 9)		
Basic	-	42.8
Diluted	-	42.8

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Three month period ended March 31, 2002	Three month period ended March 31, 2001
	(unaudited)	(unaudited)
Cash provided from (used for):		
OPERATING ACTIVITIES		
Net income	$ 13.0	$ 6.8
Items not involving current cash flows	28.8	20.4
	41.8	27.2
Change in non-cash working capital	2.5	75.5
	44.3	102.7
INVESTMENT ACTIVITIES		
Fixed asset additions	(24.5)	(23.3)
Increase in investments and other assets	(0.3)	(0.1)
Proceeds from disposition of fixed assets	1.7	0.5
	(23.1)	(22.9)
FINANCING ACTIVITIES		
Decrease in bank indebtedness	(8.4)	(6.2)
Issues (repayments) of long-term debt	1.0	(5.2)
Net contribution by Magna	-	19.3
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	-
Dividends on Convertible Series Preferred Shares	(2.8)	-
	(12.6)	7.9
Effect of exchange rate changes on cash and cash equivalents	(0.6)	(1.7)
Net increase in cash and cash equivalents during the period	8.0	86.0
Cash and cash equivalents, beginning of period	77.1	51.6
Cash and cash equivalents, end of period	$ 85.1	$ 137.6

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares)

(All amounts as at March 31, 2002 and for the three month periods ended March 31, 2002 and 2001 are unaudited).

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2001 audited Consolidated Financial Statements included in the Company's 2001 Annual Report, except as described in Note 2.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 audited consolidated financial statements as included in the Company's 2001 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at March 31, 2002 and the results of operations and cash flows for the three month periods ended March 31, 2002 and 2001.

2. ACCOUNTING CHANGES

Goodwill

In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062 "Goodwill and Other Intangible Assets" (CICA 3062). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations (see note 6).

Stock-Based Compensation

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" (CICA 3870). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three month period ended March 31, 2002 (see note 7).

3. CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

4. USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

5. CAPITAL STOCK

Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at December 31, 2001. For details concerning the nature of the Company's securities, please refer to Note 11 "Capital Stock" in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued
Convertible Series Preferred Shares		
(Convertible into Class A Subordinate Voting Shares)		2,250,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares [i]	Unlimited	5,476,191
Class B Shares		
(Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

Note:

[i] On July 31, 2001, the Company filed a final prospectus with the securities regulatory authorities in Canada and the United States for a public offering of Class A Subordinate Voting Shares. The offering was completed in August, 2001. The details of the proceeds from the public offering of Class A Subordinate Voting Shares are as follows:

Total proceeds on 5,476,191 shares	$	74.8
Expenses of the issue, net of taxes		(3.1)
Net proceeds	$	71.7

Options and Convertible Securities

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at March 31, 2002 were exercised or converted:

	Number of Shares
Class A Subordinate Voting Shares	5,476,191
Class B Shares	42,751,938
Options to purchase Class A Subordinate Voting Shares	2,585,000
Convertible Series Preferred Shares, convertible at $15.09 per share	14,910,537
	65,723,666

The maximum number of shares reserved to be issued for stock options is 6,000,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at March 31, 2002 is 3,415,000.

6. GOODWILL

The Company expects to perform the initial assessment of the impairment test for goodwill by June 30, 2002. If the initial assessment indicates potential impairment, a final assessment of goodwill impairment must be completed by December 31, 2002 and any writedown would be charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings.

In accordance with the new recommendations of the CICA, the Company no longer records amortization expense for goodwill. The Company's net income for the three month period ended March 31, 2001 would have been as follows:

Net income as reported	$	6.8
Restatement to eliminate amortization of goodwill and intangible assets	$	1.6
Adjusted net income	$	8.4

7. STOCK BASED COMPENSATION

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5.27%
Expected dividend yield	1.20%
Expected volatility	26%
Expected time until exercise	5 years

The Black-Scholes options valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

On a pro forma basis, the net income and basic and diluted earnings per Class A Subordinate Voting and Class B Share at March 31, 2002 would have been $12.9 million, $0.26 and $0.25 respectively.

The weighted average fair value of the 60,000 options granted during this three month period was $4.66 per option.

8. EARNINGS PER SHARE FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

The reorganization and new capital structure of the Company as described under "Principles of Consolidation in Significant Accounting Policies" in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report was established at the beginning of August, 2001. Historical earnings per share have not been presented since they are not comparable or meaningful. (See note 9 for pro forma earnings per share for the three month period ended March 31, 2001).

The following table summarizes the calculation of earnings per share for the three month period ended March 31, 2002.

Basic earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares	$	12.5
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period		48.2
Basic earnings per Class A Subordinate Voting or Class B Share	$	0.26
Diluted earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares	$	12.5
Adjustments (net of related tax effects):		
Amortization of discount on Convertible Series Preferred Shares		2.8
Financing charge on Convertible Series Preferred Shares		0.5
	$	15.8
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period		48.2
Convertible Series Preferred Shares		14.9
Stock options		0.5
		63.6
Diluted earnings per Class A Subordinate Voting or Class B Share	$	0.25

9. PRO FORMA EARNINGS PER SHARE FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001

The following pro forma adjustments have been made to arrive at pro forma earnings per share for the three month period ended March 31, 2001:

- Adjustments to reflect the Company's new capital structure described under Principles of Consolidation in Significant Accounting Policies in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report.
- The Company's President and Chief Executive Officer's cash compensation arrangements; and
- The tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of approximately 40%.

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share is based on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented.

The following table summarizes the calculation of pro forma earnings per share for the three month period ended March 31, 2001:

Pro forma basic earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares	$	6.8
Pro forma adjustments (net of tax effects):		
Amortization of discount on Convertible Series Preferred Shares		(2.6)
Interest on debt due to Magna		4.0
Corporate charges		(0.6)
Financing charge on Convertible Series Preferred Shares		(0.3)
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$	7.3
Average number of Class A Subordinate Voting or Class B Shares outstanding during the period (in millions)		42.8
Pro forma basic earnings per Class A Subordinate Voting or Class B Share	$	0.17
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share:		
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$	7.3
Pro forma adjustments (net of related tax effects):		
Amortization of discount on Convertible Series Preferred Shares		-
Financing charge on Convertible Series Preferred Shares		-
	$	7.3
Average number of Class A Subordinate Voting and Class B shares outstanding during the period		42.8
Convertible Series Preferred Shares		-
		42.8
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share	$	0.17

10. SEGMENTED INFORMATION

The Company's segmented results of operations are as follows:

	Three month period ended March 31, 2002			Three month period ended March 31, 2001		
	Total sales	Operating Income (loss) [1]	Fixed assets, net	Total sales	Operating Income (loss) [1]	Fixed assets, net
Interior Systems						
North America	$ 423.9	$ 23.5	$ 198.2	$ 409.1	$ 15.3	$ 200.8
Europe	264.6	0.5	146.4	214.5	(2.0)	130.6
Closure Systems						
North America	155.8	10.9	36.9	158.0	10.6	37.9
Europe	35.0	(4.0)	44.0	40.3	(0.4)	34.6
Corporate, other and intersegment eliminations	(0.4)	(2.4)	0.2	(0.1)	(0.2)	-
Total reportable segments	$ 878.9	$ 28.5	425.7	$ 821.8	$ 23.3	403.9
Current assets			958.8			829.6
Goodwill, future tax and other assets			235.6			255.3
Consolidated total assets			$ 1,620.1			$ 1,488.8

(i) Effective January 1, 2002, the Company has changed its measure of segment profitability from income (loss) before income taxes to operating income (loss).

11. COMPARATIVE FIGURES

In addition to the affiliation fees and social commitment contributions payable to Magna, the Company also pays Magna a contracted amount for certain management and administrative services. Commencing with the period ended March 31, 2002, the Company began reporting amounts paid to Magna for management and administrative services in selling, general and administrative expenses ("SG&A"). Affiliation fees and social commitment contributions continue to be shown separately in the consolidated statements of income under Affiliation fees and other charges. All comparative period amounts have been reclassified to conform with the current period's presentation. The cost of management and administrative services provided by Magna and included in SG&A totalled $1.1 million and $1.7 million for the three month periods ended March 31, 2002 and 2001 respectively.

OFFICERS

Donald J. Walker
President and Chief Executive Officer

C. Dennis Bausch
Chief Marketing and Strategy Officer

Michael E. McCarthy
Executive Vice President and
Chief Financial Officer

Scott Paradise
Executive Vice President, Sales and Marketing

Karl Steiner
Executive Vice President, Sales Europe

Richard Gwynn
Vice President, Human Resources

Michael Sinnaeve
Vice President, Quality and Operational
Improvement

Bruce R. Cluney
Secretary

Michael Baccellieri
Controller

Paul Brock
Treasurer

STOCK LISTINGS

Class A Subordinate Voting Shares
The Toronto Stock Exchange - IAI.A
NASDAQ National Market – IAIA

AUDITORS

Ernst & Young LLP
Toronto, Ontario, Canada

TRANSFER AGENT AND REGISTRARS

Canada - Class A Subordinate Voting Shares
Computershare Trust Company of Canada, Toronto,
Ontario, Canada

United States - Class A Subordinate Voting Shares
Computershare Trust Company Inc., Lakewood,
Colorado, U.S.A.

INVESTOR INFORMATION

Registered shareholders of the Company and non-registered shareholders on our supplementary mailing list automatically receive Intier Automotive's Annual and Quarterly Reports. If you wish to be placed on our supplementary mailing list, please contact:

Mary Ann Kozlowicz
Telephone: 905-898-5200 (ext 7156)
Facsimile: 905-898-6053
e-mail: maryann_kozlowicz@intier.com

For additional information regarding the Company, please contact:

Michael E. McCarthy
Executive Vice President and
Chief Financial Officer
Telephone: 905-830-5824
Facsimile: 905-898-6053
e-mail: irinfo@intier.com

OFFICE LOCATIONS FOR INTIER AND ITS MAJOR SUBSIDIARIES AND GROUPS

Intier Automotive Inc.
521 Newpark Blvd.
Newmarket, Ontario
Canada L3Y 4X7
Tel: (905) 898-5200

Closure Systems
521 Newpark Blvd.
Newmarket, Ontario
Canada L3Y 4X7
Tel: (905) 898-2665

Interior Systems

United States
39600 Lewis Drive
Novi, Michigan,
USA 48377
Tel: (248) 567-4000

27300 Haggerty Road
Suite F-10, Farmington Hills,
Michigan, USA 48331
Tel: (248) 553-9500

Europe
Elsenbahnstrasse 17
D-97816 Lohr am Main
Germany
Tel: 011-49-9352-855-0

Bircholt Road, Parkwood
Industrial Trading Estate,
Maidstone, Kent, England
ME15 9XT
Tel: 011-44-162-268-6311

Intier Automotive Inc.
521 Newpark Blvd.
Newmarket, Ontario, Canada
L3Y 4X7
www.intier.com